UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

GEE Group Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

36165A102

(CUSIP Number)

Huakun Ding

Goldenwise Capital Group Ltd.

Room 4463, Champion Tower, 3 Garden Road,

Central, Hong Kong

(86) 15800842157

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 08, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	36165A102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GoldenFuture Capital Investment Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,667,244
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,667,244
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,667,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%
14	TYPE OF REPORTING PERSON (See Instructions)
IV

SCHEDULE 13D

CUSIP No.	36165A102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Goldenwise Capital Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,942,646
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,942,646
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,942,646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

SCHEDULE 13D

CUSIP No.	36165A102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Huakun Ding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chinese
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,942,646
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,942, 646
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,942,646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

This statement on Schedule 13D (this "Statement") relates to the common stock ("Common Stock"), of Gee Group Inc. (the "Issuer"), with its principal executive offices located at 7751 Belfort Parkway, Suite 150, Jacksonville, FL 32256.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by:

(i) GoldenFuture Capital Investment Ltd, a Cayman Islands limited liability company ("GoldenFuture Fund");

(ii) Goldenwise Capital Group Ltd, a Hong Kong limited liability company ("Goldenwise"), which serves as the investment manager of GoldenFuture Fund and certain separately managed accounts (the "SMAs");

(iii) Huakun Ding, who serves as the founder and director of Goldenwise and GoldenFture Fund.

This Statement is being filed by Huakun Ding, the controlling member of Goldenwise, which manages GoldenFuture Fund and certain SMAs.

(b) The principal office or business address of the Fund and Goldenwise is Room 4463, Champion Tower, 3 Garden Road, Central, Hong Kong.

(c) The principal business of GoldenFuture Fund is investing in securities and engaging in all related activities and transactions. The principal business of Goldenwise, is serving as the investment manager of GoldenFuture Fund and certain SMAs. The principal occupation of Mr. Huakun Ding is serving as the CEO and Chief Investment Officer of Goldenwise.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) GoldenFuture Fund is organized under the laws of the Cayman Islands. Huakun Ding is a citizen of China. Goldenwise Capital Group Ltd is organized under the laws of Hongkong.

Item 3. Source and Amount of Funds or Other Considerations

All of the Shares to which this Schedule 13D relates were purchased in open market on behalf of the Reporting Persons using the working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) of the respective Reporting Person.  The aggregate amount of funds used for the purchase of the securities reported herein was approximately $2,863,113, including brokerage commissions.

Item 4. Purpose of Transaction

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and constituted an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Since May 20, 2023, Goldenwise Capital Group has engaged, and intends to continue to engage, in discussions with management of the Issuer regarding opportunities to unlock value at the Issuer, including: Changes to Board Composition, De-staggering Board, Share Repurchase, Corporate Governance Improvement, Potential Selling of the Company.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Issuer's board of directors (the "Board"), other investment opportunities available to the Reporting Persons, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications and information exchanges with the Issuer's management and Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, making recommendations concerning changes to the Issuer's operations, governance or capitalization, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, acquiring additional Shares, disposing of some or all of Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of the Issuer's outstanding shares of Common Stock reported owned by each Reporting Person is based on 114,450,455 shares of common stock outstanding at February 13, 2023, as reported by the Issuer on its Form 10-Q, filed with the United States Securities and Exchange Commission on February 14, 2023. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

(a) Goldenwise Capital Group Ltd beneficially owns 5,942,646 shares of Common Stock, representing 5.2% of all the outstanding shares of Common Stock. The GoldenFuture Fund and certain SMAs are controlled by Goldenwise Capital Group. Therefore, Goldenwise Capital Group may be deemed to beneficially own (i) the 2,667,244 shares of Common Stock held by the GoldenFuture Fund, and (ii) the 3,275,402 shares of Common Stock held by the SMAs which are managed by Goldenwise Capital Group.

Mr. Ding, as the CEO of Goldenwise Capital Group may be deemed to beneficially own the 5,942,646 shares of Common Stock beneficially owned by Goldenwise Capital Group through the GoldenFuture Fund and certain SMAs, representing 5.2% of all the outstanding shares of Common Stock.

GoldenFuture Fund may be deemed to beneficially own 2,667,244 shares of Common Stock, representing 2.3% of all the outstanding shares of Common Stock. Goldenwise Capital Group may be deemed to beneficially own 3,275,402 shares of Common Stock which are held in SMAs, representing 2.9% of all the outstanding shares of Common Stock.

(b) Each of Goldenwise Capital Group and Mr. Ding may be deemed to have shared voting and dispositive power with respect to  (i) the 2,667,244 shares of Common Stock held by the GoldenFuture Fund, and (ii) the 3,275,402 shares of Common Stock held by the SMAs which are managed by Goldenwise Capital Group.

(c) Except as set forth on Schedule 1 hereto, the Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The relationships between Huakun Ding, Goldenwise Capital Group and GoldenFuture Fund are described above under Item 2.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2023
Dated

Goldenwise Capital Group Ltd. GoldenFuture Capital Investment Ltd. Huakun Ding

/s/ Huakun Ding
Signature

Huakun Ding/ Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

Transaction in the Shares During the Past Sixty (60) Days

Goldenwise Capital Group

Date	Nature of Transaction	Amount of Shares	Average Price($) per Share

06/09/2023	Purchase of Common Stock	499	0.52
06/12/2023	Purchase of Common Stock	948	0.52
06/14/2023	Purchase of Common Stock	20,000	0.518
06/15/2023	Purchase of Common Stock	10,000	0.52
06/26/2023	Purchase of Common Stock	31,409	0.517
06/27/2023	Purchase of Common Stock	105,008	0.51
06/28/2023	Purchase of Common Stock	19,994	0.511
06/29/2023	Purchase of Common Stock	9,888	0.517
06/30/2023	Purchase of Common Stock	16,000	0.513
07/03/2023	Purchase of Common Stock	16,270	0.512
07/05/2023	Purchase of Common Stock	38,813	0.513
07/06/2023	Purchase of Common Stock	40,564	0.498
07/07/2023	Purchase of Common Stock	34,681	0.503
07/10/2023	Purchase of Common Stock	14,405	0.512
07/11/2023	Purchase of Common Stock	87,800	0.509
07/12/2023	Purchase of Common Stock	70,854	0.5
07/13/2023	Purchase of Common Stock	108,417	0.505
07/14/2023	Purchase of Common Stock	81,698	0.502
07/17/2023	Purchase of Common Stock	11,668	0.506
07/18/2023	Purchase of Common Stock	21,423	0.506
07/19/2023	Purchase of Common Stock	20,887	0.505
07/20/2023	Purchase of Common Stock	28,000	0.504
07/25/2023	Purchase of Common Stock	40,000	0.492
07/26/2023	Purchase of Common Stock	10,200	0.481
07/28/2023	Purchase of Common Stock	2000	0.477
08/08/2023	Purchase of Common Stock	39,679	0.454
08/09/2023	Purchase of Common Stock	129,167	0.439
08/10/2023	Purchase of Common Stock	36,422	0.435
08/11/2023	Purchase of Common Stock	5000	0.433
08/14/2026	Purchase of Common Stock	20,390	0.43